UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

We wish to inform you that the 55th Annual General Meeting (AGM) of the Members of the Company is scheduled to be held on Wednesday, September 30, 2020 at 3:00 P.M. (IST) through Video Conferencing (VC) / Other Audio-Visual Means (OAVM).

The schedule of the AGM is as set out below:

Event	Day & Date	Time
Relevant date/ cut-off date to vote on AGM resolutions	Wednesday, September 23, 2020	-
Commencement of remote e-voting	Sunday, September 27, 2020	9:00 am IST
End of remote e-voting	Tuesday, September 29, 2020	5:00 pm IST
AGM	Wednesday, September 30, 2020	3:00 pm IST

The Notice of the 55th Annual General Meeting of the Company is attached as Exhibit 99.1

Exhibits

Ex-99.1 Notice of the 55th Annual General Meeting dated September 7, 2020

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2020

VEDANTA LIMITED

By:	/s /Prerna Halwasiya
Name:	Prerna Halwasiya
Title:	Company Secretary & Compliance Officer